

June 25, 2014

Via E-mail
Michael Groll, Esq.
Willkie, Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

> **Re:** **Aspen Insurance Holdings Limited**
> **Schedule 14D-9**
> **Filed June 17, 2014**
> **File No. 005-79396**

Dear Mr. Groll:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us whether Aspen provided its employees with access to a video, the contents of which related to Endurance's proposal to acquire Aspen. If so, please tell us why this video, including a transcription, was not filed under applicable rules, such as Rule 425 of Regulation C and Exchange Act Rule 14a-12. Please also provide us a copy of these materials.

Background of the Offer, page 16

2.   We note the disclosure regarding the June 2, 2014 press release. We also note that in such press release, Aspen states that its shareholders do not support Endurance's acquisition proposal. Given that it appears from Aspen's disclosure that the proposal has not yet been presented to shareholders, please tell us the basis for this statement. Also revise applicable future filings to clarify the basis of any statements regarding the opinions of Aspen shareholders relating to the offer by Endurance.

3.   Please refer to the disclosure on page 24 regarding the press release Aspen issued on June 9, 2014. While the disclosure indicates the content of that communication was limited to the matters specified in Rules 14d-9(b) and (f), the information actually included appears to be beyond what is authorized by those rules. Please revise your disclosure and future filings accordingly.

Reasons for the Recommendation of the Aspen Board of Directors, page 25

4.   We note the "factors" the Board considered, as referenced here and page 35. Please revise to clarify the <u>reasons</u> for making their recommendation. See Item 1012(b) of Regulation M-A.

The Offer significantly undervalues Aspen, page 25

5.   We note the use of the comparative term "undervalues." While we also note the multiple bullet points included under this heading, it is unclear how the matters disclosed support the conclusion that Endurance's offer undervalues Aspen, inasmuch as the disclosure does not indicate a value for Aspen derived by the Board. Therefore, please revise to clarify how the "Offer" undervalues Aspen.

6.   As a related matter, we note the financial advisor's opinion related to the inadequacy of the offer and that Aspen's disclosure does not include a summary of its analysis or any projections Aspen provided to it. Notwithstanding the absence of an item requiring such disclosure, please tell us, with a view toward disclosure, what consideration has been given to disclosing the analyses and projections underlying the financial advisor's opinion so that Aspen shareholders are better able to assess the basis for Aspen's and the financial advisor's conclusions regarding the adequacy of the offered consideration.

The Offer is replete with uncertainties and onerous conditions, page 34

7.   Please clarify how the failed "Say-on-Pay" noted in the disclosure relates to the likelihood of Endurance's ability to win approval for the transaction from its own shareholders. The connection Aspen is seeking to make is unclear, particularly given that Endurance's other proposals at the referenced meeting, including the election of directors, were approved by substantial majorities.

Cautionary Statement . . ., page 49

8.   Please revise to delete reference here and in exhibits (a)(1)-(3) to inapplicable safe harbors. See Exchange Act Section 21E(b)(2)(C).

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions